Exhibit 2

PROXY STATEMENT

        This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RoboGroup T.E.K. Ltd. (the “Company”) to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on September 22, 2005, and any adjournment thereof. Shareholders will be asked to vote upon: (i) the election of seven directors; (ii) the appointment of Chaikin, Cohen, Rubin & Gilboa as our independent auditors and authorization for the Audit Committee to fix their remuneration; and (iii) the appointment of an examiner investigate allegations of impropriety against certain directors of the Company, claimed by one of our shareholders. Additionally, our Auditor’s Report and Consolidated Financial Statements for the year ended December 31, 2004 will be presented and discussed.

        Our audited financial statements for the fiscal year ended December 31, 2004, and the proxy card enclosed with this Proxy Statement are being mailed to shareholders on or about August 22, 2005.

        As of August 18, 2005, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 11,238,952 ordinary (including 388,925 shares held in treasury). Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.5 per share. The presence of two shareholders, holding at least one third of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If within half an hour from the time the meeting is convened a quorum is not present, the meeting shall stand adjourned until September 29, 2005 at 10:00 a.m., at the same location. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as ordinary shares present for the purpose of determining a quorum.

        An affirmative majority of the votes cast is required to approve each of the proposals to be presented at the Meeting.

        Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office at 13 Hamelacha Street, Rosh Ha’Ayin, Israel. The proxy card must be received at least 48 hours prior to the Meeting in order to be validly included in the tally of the ordinary shares at the Meeting.

ELECTION OF DIRECTORS WITH TERMS EXPIRING IN 2006
(Item 1 on the Proxy Card)

        The Board of Directors (the “Board”) proposes the election of seven directors: Messrs. Rafael Aravot, Noam Kra-Oz, Haim Schleifer, Gideon Missulawin, Menachem Zenziper, Arie Kraus and Alex Tal, to hold office for one year until the Annual General Meeting of Shareholders to be held in 2006 and until their successors are elected and qualified. Each nominee is currently serving as a member of our Board of Directors. Should any of the seven nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. None of the nominees are expected to be unavailable.

        Under the Israeli Companies Law (the “Companies Law”), the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for the election of directors whose terms will expire in 2006.

Nominees For Election As Director For Terms Expiring in 2006

        Set forth below is information about each nominee, including age, position(s) held with our Company, principal occupation, business history and other directorships held.

        Rafael Aravot, 51, has served as Chief Executive Officer and Chairman of the Board since February 2001 and previously was our Managing Director since our formation in 1982. Since 1999 Mr. Aravot has served as a member of our Compensation Committee and since 2002 he has served on our Financial Committee. Mr. Aravot is a director of Yaskawa Eshed Technology Ltd., MemCall LLC, Memcall Ltd., Memcall Inc., Robotec Technologies Ltd., Computras Computerized Training Systems Ltd., Computras Marketing Training Systems(1988) Ltd., Intelitek training systems (1989) Ltd.; Burelco N.V. Mr. Aravot received an M.B.A. from Tel Aviv University and a B.Sc. degree in Mechanical Engineering from the Technion Israel Institute of Technology in Haifa.

        Noam Kra-Oz, 51, has been a Joint Managing Director for Marketing since February 2001. He has also served as a director since December 1983. Mr. Kra-Oz is a director of Yaskawa Eshed Technology Ltd., Intelitek Inc., YET US Inc., Robotec Technologies Ltd., Computras Computerized Training Systems Ltd., Intelitek training systems (1989) Ltd., Computras Marketing Training Systems (1988) Ltd. and Eshed Robotec B.V. Mr. Kra-Oz received a B.Sc. in Pharmacology from the Hebrew University of Jerusalem.

        Haim Schleifer, 51, has been a Joint Managing Director R&D and e-Learning since February 2001. Mr. Schleifer is a director of Intelitek Inc., Eshed Robotec B.V., MemCall Ltd. and MemCall LLC., Memcall Inc., Burelco N.V. Mr. Schleifer received an M.B.A. from Tel Aviv University and a B.Sc. in Electronic Engineering from the Technion Israel Institute of Technology in Haifa.

        Gideon Missulawin, 65, has been a director since 1983. He served as Chairman of the Board from December 1985 until February 2001. Since 1999 Mr. Missulawin has served as a member of our Financial Committee. Mr. Missulawin is a director of Vernon Investments Company Ltd. and Newcorp. Ltd. and a number of foreign companies, mainly in South Africa, some of which are family companies. Mr. Missulawin holds a B.Sc. in Chemical Engineering from the University of Witwatersrand in Johannesburg, South Africa, a Master of Business Leadership (MBL) from the University of South Africa and also undertook postgraduate work at the Weitzman Institute of Science in Rehovot, Israel. He is a graduate member of the Institution of Chemical Engineers in England, a member of the South African Institute of Chemical Engineers and a Professional Engineer registered with the South African Council for Professional Engineers.

        Menachem Zenziper, 61, has been a director since 1983. He has served on our Financial Committee since 2001. Mr. Zenziper serves as a director of Zenziper Company For Import of Grain and Fodder Ltd. Mr. Zenziper received a B.Sc. in Industrial Engineering and Master Degree in Management Science from the Technion Israel Institute of Technology, Haifa.

        Arie Kraus, 49, has been a director since December 1983. Until 1997 Mr. Kraus was responsible for our new building project in Rosh Ha’Ayin. Mr. Kraus received a B.Sc. in Production Engineering from Tel Aviv University.

        Alex Tal, 59, has been a director since January 2001Since 2003 Mr. Tal has served as a member of our audit committee. From July 2000 until June 2001, he has served as manager of our New-Ventures Sector. From 1996 until January 2000, Mr. Tal served as the Israeli Navy General Commander. From 1993 until 1995 he was the Representative of the Israeli Ministry of Defense and the Israeli Defense Forces in Chile. Mr. Tal also serves as a vice president for Naval Strategic Planning at Elul Technologies Ltd. and as a vice president for Port and Maritime projects at Athena Human and Technologies Integrated Security Solutions Ltd. Mr. Tal also serves as director in the companies: Mofet VC, Zim and Mispanot Israel. Mr. Tal is also an independent director within the meaning of the Nasdaq MarketPlace Rules.

        The Board of Directors recommends a vote FOR the election of the seven directors named above.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth information as of August 1, 2005 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

Rafael Aravot	914,042	(4)	8.1%
Amiram Dagan	20,000	(5)	--
Tami Gotlieb	20,000	(5)	--
Noam Kra-Oz (3)	724,145	(4)	6.4%
Arie Kraus (3)	741,354	(5)	6.5%
David and Judith Israel-Rosen	912,151	(6)	8.1%
Gideon Missulawin	711,246	(5)	6.3%
Haim Schleifer	737,412	(4)	6.5%
Alex Tal	20,000	(5)	--
Menachem Zenziper	1,231,126	(5)	10.95%
All directors as a group (9 persons)	5,085,423	(7)	45.25%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of August 18, 2005 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 11,238,952 ordinary shares issued and outstanding as of August 18, 2004 and includes 388,925 shares held as treasury stock.

(3)	Mr. Kraus and Mr. Kra-Oz are brothers.

(4)	Includes 36,000 shares subject to currently exercisable options.

(5)	Includes 20,000 shares subject to currently exercisable options.

(6)	Based on information provided to us by Mr. David Israel-Rosen, he beneficially owns 912,151 of our ordinary shares, including 12,500 shares subject to options granted to Mr. Israel-Rosen in 2001.

(7)	Includes 228,000 shares subject to currently exercisable options.

Executive Compensation

        During the year ended December 31, 2004, the aggregate remuneration paid to our directors as a group (nine persons) was approximately $589,000, and the aggregate remuneration paid to our officers as a group (four persons) was approximately $552,000. Such amount includes pension, retirement and similar benefits. During the year ended December 31, 2004, we paid each of our outside directors approximately $390 per month and $300 per meeting attended for serving in such capacity. We provide some of our executive officers with automobiles at our expense.

APPOINTMENT OF AUDITORS
(Item 2 on the Proxy Card)

        Chaikin, Cohen, Rubin & Gilboa, Certified Public Accountants, have served as our auditors since our formation in 1982. Chaikin, Cohen, Rubin & Gilboa have no relationship with us or any of our affiliates except as auditors. As a result of Chaikin, Cohen, Rubin & Gilboa’s knowledge of our operations and reputation in the auditing field, the Board of Directors and our Audit Committee are convinced that this firm has the necessary personnel, professional qualifications and independence to act as our auditors.

        For the year ended December 31, 2004, the Company paid Chaikin, Cohen, Rubin & Gilboa approximately $70,000 for their audit and audit related services.

        The Board of Directors has again selected Chaikin, Cohen, Rubin & Gilboa as our auditors for our financial statements for the year ended December 31, 2005, and recommends that the shareholders ratify and approve the selection. The remuneration of Chaikin, Cohen, Rubin & Gilboa shall be fixed by the Audit Committee according to the volume and nature of their services.

        The following resolution will be offered by the Board of Directors at the Meeting:

“RESOLVED, that the appointment of Chaikin, Cohen, Rubin & Gilboa by our Board of Directors to conduct the annual audit of our financial statements for the year ended December 31, 2005, and to authorize the Audit Committee to fix their remuneration is ratified, confirmed and approved.”

        The affirmative vote of the holders of a majority of the ordinary shares present at the Meeting in person or represented by proxy entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

        The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL SUBMITTED BY A SHAREHOLDER FOR THE APPOINTMENT
OF AN EXAMINER
(Item 3 on the Proxy Card)

        In November, 2001 Mr. David Israel-Rosen, one of our major shareholders (see table above), demanded that the Company bring several proposals to that year’s meeting of our shareholders, including proposals to limit the terms of our serving directors, and to appoint Mr. Israel-Rosen and his wife as directors to our Board. Mr. Israel-Rosen’s proposals were voted upon at the Annual General Meeting of our shareholders held on December 20, 2001, and were all rejected.

        Following repeated claims by Mr. Israel-Rosen regarding alleged acts of financial impropriety by certain of our directors Mr. Israel-Rosen, was invited to a meeting with our Audit Committee to discuss his allegations. The Audit Committee met with Mr. Israel-Rosen on July 15, 2003 and after hearing his claims requested in person and in writing that Mr. Israel-Rosen provide the Audit Committee with evidence in order to substantiate them. Mr. Israel-Rosen failed to provide the Audit Committee evidence of any kind, despite his insistence that he had sworn affidavits attesting to the truth of his allegations. To date no evidence has ever been provided by Mr. Israel-Rosen.

        In October 2003, Mr. Israel-Rosen submitted two proposals to that year’s meeting of our shareholders, including one for the appointment of an independent examiner to investigate “allegations of wrong-doing and self-dealing by insiders.” At the Annual General Meeting held on December 30, 2003, his proposals were again rejected by the Company’s shareholders.

        In June 2005, Mr. Rosen again demanded that a resolution by him be brought to a special meeting of our shareholders, for the appointment of an examiner to investigate improper financial dealings by certain of our directors over the past ten years. Once Mr. Israel-Rosen’s shareholdings in the Company were verified, the Audit Committee and Board of Directors agreed to bring Mr. Israel-Rosen’s proposal to a vote by our shareholders, but decided that in order to avoid the expense of calling two meetings of our shareholders within months of each other (a special meeting and an annual general meeting before the end of the year), the proposal would be added to the agenda of the Annual General Meeting of our shareholders, which would be brought forward in order to accommodate Mr. Israel-Rosen’s request.

In accordance with the demand of the Company’s shareholder, Mr. Israel-Rosen, the following resolution (copied from the text submitted by Mr. Israel-Rosen), will be offered for a vote at the Meeting:

“RESOLVED, to appoint a CPA to investigate allegations of selling dealing by various ROBO-Group Directors. The examiner will be appointed by the Israeli CPA Association and will be paid for by Robo-Group. The name of the directors whose relationship with the company should be examined is:

Alexander Tal Menachem Zansiper Noam Kra-Oz R Aravot Mr. Krause Gideon Mesulavim

Over the last 10 years various ROBO-Group directors (many of which are major shareholders of the company) had dealings with the company that are alleged to have benefited such individuals at the expense of other shareholders. Despite several requests for full disclosure of all financial and business relationship of said directors and the company, the company failed to provide a full disclosure. Thus the role of the examiner will be to identify all such transactions over the last 10 years and to report to shareholders and the authorities the findings.

Furthermore the examiner will calculate and report the total payments made to the above 6 individuals during the last 10 years as well as benchmark such payment against Israeli companies with comparable size and profitability.”

The Company’s Statement in Opposition to Item 3

        The Board of Directors and Audit Committee of the Company have been contacted by Mr. Israel-Rosen many times in the past concerning his allegations of financial impropriety The Audit Committee has reviewed Mr. Israel-Rosen’s accusations on many occasions and has not found any indication of any wrongdoing or improper share dealings. Based on the foregoing and Mr. Israel-Rosen’s previous threats both oral and in writing to “bring the place down”, the Company believes that this proposal is self-serving and detrimental to the Company and its shareholders.

        The Board of Directors recommends a vote AGAINST the foregoing resolution.

REVIEW OF THE DIRECTORS’ REPORT
AND CONSOLIDATED FINANCIAL STATEMENTS

        At the Meeting, our Auditor’s Report and the Consolidated Financial Statements for the year ended December 31, 2004 will be presented. The Company will hold a discussion with respect to the financial statements at the Meeting. This Item 4 will not involve a vote of the shareholders.

        The Board of Directors knows of no matters, other than those described in the attached Notice of Annual Meeting, which are to be brought before the Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their judgment on such matters.

By Order of the Board of Directors, Vicky Zamir-Sharon, Adv. Company's Secretary

Dated: August 18, 2005